UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14040018

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

J.D. NICHOLAS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 JERICHO TURNPIKE, SUITE 217
(No. And Street)

SYOSSET (City) | NY (State) | 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA HALPERN | (203) 210-7364 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) | NEW YORK (City) | NY (State) | 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL DVORZNAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.D. NICHOLAS & ASSOCIATES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Ellen Blennau
Notary Public

ELLEN BLENNAU
Notary Public, State of New York
No. 01BL6037834
Qualified in Suffolk County
Commission Expires 02/28/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.D. NICHOLAS & ASSOCIATES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors And Stockholders of
J.D. Nicholas & Associates, Inc.

We have audited the accompanying statement of financial condition of J.D. Nicholas & Associates, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J.D. Nicholas & Associates, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 24, 2014

J.D. NICHOLAS & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 411,907
Due from Brokers	473,413
Fixed Assets (net of accumulated depreciation of $71,539)	6,132
Other Assets	130,145
TOTAL ASSETS	$ 1,021,597

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 618,656
Total Liabilities	618,656
Stockholders' Equity	
Common Stock, $1 Par Value; 200,000 Shares Authorized, 300 Shares Issued And 225 Outstanding	225
Additional Paid-In-Capital	130,075
Retained Earnings	437,641
Treasury stock, at cost, 75 shares	(165,000)
Total Stockholders' Equity	402,941
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1 ,021,597

The accompanying notes are an integral part of this financial statement.

J.D. NICHOLAS & ASSOCIATES, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS DESCRIPTION:

Description of Business

J.D. Nicholas & Associates, Inc. (the "Company") was incorporated in the State of Florida on December 8, 1997. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on May 12, 1998, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a non-clearing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3, as all customers accounts, as defined, are carried by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain recorded amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

Office Equipment

Depreciation is provided on a straight line basis using useful lives of 5 to 7 years for furniture, fixtures and equipment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS DESCRIPTION: (continued)

Office Equipment (continued)

Office equipment consists of the following:

Office equipment	$ 47,410
Computers	30,261
	77,671
Accumulated Depreciation	(71,539)
	$ 6,132

NOTE 2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820. are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 arc unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820. *Fair Value Measurement* has no material effect on these financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital as defined, of $258,094, which was $208,094 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.4 to 1.

NOTE 4. INCOME TAXES

The Company elected to be taxed as an "S" Corporation for federal and state purposes. An "S" Corporation generally pays no income taxes and passes through substantially all taxable income to the stockholders of the Company.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the fact, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2010, 2011 and 2012.

NOTE 5. DUE FROM BROKERS

The clearing and depository operations for the customers' securities transactions are provided by its clearing broker, COR Clearing LLC.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no amounts owed to the clearing brokers by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2013, the receivable from the clearing brokers represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of liabilities and expenses incurred in the ordinary course of business that amount to $618,656.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease on January 12, 2010, for its operations in Syosset, New York. The Company is also responsible for its proportionate share of real estate taxes and other operating expenses. The lease expires in February 2016.

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2013 are as follows:

Year ending December 31,	
2014	$ 80,004
2015	80,004
2016	6,667
Total	$ 166,675

The Company had no underwriting commitments and no contingent liabilities at December 31, 2013, except as noted below.

The Company may from time to time, be named in or become a party to legal claims or regulatory proceedings in connection with or arising out of its activities. Such actions, if they were to arise, may involve claims for substantial or unspecified damages and may result in adverse judgments, fines or penalties. It is inherently difficult to predict the ultimate outcome of any such legal and regulatory matters, and a substantial judgment, settlement or penalty could be materially adverse to the Company's operating results. At December 31, 2013 the company had no contingent liabilities except for a reserve for open lawsuits in the amount of $165,000. The reserve, which is included in accounts payable and accrued expenses in the Statement of Financial Condition, is based on the maximum uninsured potential exposure that the Company may incur upon resolution of open Lawsuits at December 31, 2013.

NOTE 8. RETIREMENT PLAN

The company sponsors a retirement plan for its eligible employees. The company made total contributions of approximately $172,300 to the plan during the year ended December 31, 2013.

NOTE 9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2013, the Company had not entered into any subordinated loans agreements.

NOTE 10. GUARANTEES

The Company has issued no guarantees effective at December 31, 2013 or during the year then ended.

NOTE 11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the audit opinion and no events have been identified which require disclosure.